SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                             ___________________

                              AMENDMENT NO. 1 TO

                                SCHEDULE 14D-9
                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(D)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
                             ___________________

                            NEUTROGENA CORPORATION
                          (Name of Subject Company)

                            NEUTROGENA CORPORATION
                     (Name of Person(s) Filing Statement)

                   COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                 641246 10 3
                    (CUSIP Number of Class of Securities)

                               DONALD R. SCHORT
              SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            5760 WEST 96TH STREET
                        LOS ANGELES, CALIFORNIA 90045
                                (310) 642-1150
                (Name, address and telephone number of person
              authorized to receive notice and communications on
                  behalf of the person(s) filing statement)

                               WITH COPIES TO:

                           DAVID W. HARDACRE, ESQ.
                    BLUM, PROPPER & HARDACRE INCORPORATED
                     SUITE 905, 12100 WILSHIRE BOULEVARD
                        LOS ANGELES, CALIFORNIA 90025
                                (310) 826-7900

                                     AND

          JAMES C. FREUND, ESQ.
          SKADDEN, ARPS, SLATE, MEAGHER & FLOM
          919 THIRD AVENUE
          NEW YORK, NEW YORK 10022
          (212) 735-3000


               This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") electronically filed with the Securities and Exchange Commission on August 26, 1994 by Neutrogena Corporation, a Delaware corporation (the "Company"), relating to the offer by JNJ Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation ("Parent"), to purchase for cash all outstanding shares of common stock, including the associated preferred stock purchase rights, of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 26, 1994. All capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 14D-9.

          ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

               Item 8 is hereby amended and supplemented to add the following:

               On September 2, 1994, the Company and Parent each filed a Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and requested early termination of the waiting period thereunder. In accordance therewith, the waiting period under the HSR Act is scheduled to expire at 11:59 p.m., New York City time, on September 17, 1994, unless early termination of the waiting period is granted or unless the waiting period is extended in the event that either the Antitrust Division of the Department of Justice or the Federal Trade Commission requests additional information or documentary material from the Company or Parent concerning the Offer.
                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:    September 7, 1994        NEUTROGENA CORPORATION

                                   By:    /s/ Lloyd E. Cotsen

                                                Lloyd E. Cotsen
                                            Chief Executive Officer